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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*
                                           -----


                           EVERGREEN RESOURCES, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  299900 30 8
                   -----------------------------------------
                                 (CUSIP Number)

         Gerald DeNotto, EIF Acquisition L.L.C., 1075 North Noel Avenue
                 Wheeling, IL  60090, Telephone (864) 520-3212
         -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 14, 1996
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D



- -------------------------                               ----------------------
  CUSIP NO. 299900 30 8                                   PAGE 2 OF 54 PAGES
- -------------------------                               ----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gerald R. Forsythe

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,389,638
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,389,638
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,389,638

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.95%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------                                ---------------------
  CUSIP NO. 299900 30 8                                    PAGE 3 OF 54 PAGES
- -------------------------                                ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Energy Investors Fund, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          364,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          364,500
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      364,500

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.13%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------                               ----------------------
  CUSIP NO. 299900 30 8                                   PAGE 4 OF 54 PAGES
- -------------------------                               ----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Energy Investors Fund II, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,138
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,025,138
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,138

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.98%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------                                ---------------------
  CUSIP NO. 299900 30 8                                    PAGE 5 OF 54 PAGES
- -------------------------                                ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Energy Investors Partners, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          364,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          364,500
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      364,500

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.13%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------                                ----------------------
  CUSIP NO. 299900 30 8                                    PAGE 6 OF 54 PAGES
- -------------------------                                ----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Energy Investors Partners II, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,025,138
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,025,138
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,025,138

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.98%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------                               ----------------------
  CUSIP NO. 299900 30 8                                   PAGE 7 OF 54 PAGES
- -------------------------                               ----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EIF Investors, Inc.
      06-1224170
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,389,638
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,389,638
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,389,638

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.95%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------                                ---------------------
  CUSIP NO. 299900 30 8                                    PAGE 8 OF 54 PAGES
- -------------------------                                ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EIF Acquisition L.L.C.
      36-4085847
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,389,638
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,389,638
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,389,638

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.95%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -------------------------                                ---------------------
  CUSIP NO. 299900 30 8                                    PAGE 9 OF 54 PAGES
- -------------------------                                ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Indeck Capital, Inc.
      36-3960183
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WK, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,389,638
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,389,638
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,389,638

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.95%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         --------------------

     The class of equity securities to which this statement (this "Statement") relates is the common shares without par value (the "Common Stock") of Evergreen Resources, Inc., a Colorado corporation ("Evergreen"). The principal executive offices of Evergreen are located at 1000 Writers Square, 1512 Larimer Street, Suite 1000, Denver, Colorado 80202.

Item 2.  Identity and Background.
         ------------------------

     This Statement is filed by Gerald R. Forsythe ("Forsythe"), a United States citizen, on behalf of himself and the following entities:

     Energy Investors Fund, L.P., a Delaware limited partnership ("Fund I");

     Energy Investors Partners, L.P., a Delaware limited partnership ("Partners I");

     Energy Investors Fund II, L.P., a Delaware limited partnership ("Fund II" and, together with Fund I, the "Funds");

     Energy Investors Partners II, L.P., a Delaware limited partnership ("Partners II");

     EIF Investors, Inc., a Delaware corporation ("Investors");

     EIF Acquisition L.L.C., a Delaware limited liability company
("Acquisition"); and

     Indeck Capital, Inc., a Delaware corporation ("Capital")

(collectively, the "Reporting Persons"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     Fund I is the direct beneficial owner of 364,500 shares of Common Stock. Fund II is the direct beneficial owner of 794,369 shares of the Common Stock and 1,500,000 shares of the 8% Convertible Preferred Stock of Evergreen (the "Preferred Stock"), which are convertible into 230,769 shares of Common Stock.

     Fund I is controlled by its general partner, Partners I, which in turn is 50% controlled by each of John Hancock Energy Resources Management, Inc., a Delaware corporation ("Hancock") and Investors. Partners I has an additional general partner with no direct ownership interest; this additional general partner is owned by Hancock and Investors.

     Fund II is controlled by its general partner, Partners II, which in turn is 50% controlled by each of Hancock and Investors. Partners II has an additional general partner with no direct ownership interest; this additional general partner is owned by Hancock and Investors.

     Investors is 100% owned by Acquisition, which is 99% owned by Capital and 1% owned by North American Funding, L.L.C., a Delaware limited liability company. Capital is 80% owned by Forsythe. Hancock is filing separately with respect to its beneficial ownership of Evergreen securities.

     Forsythe and Investors, Acquisition and Capital (collectively, the "Forsythe Companies") are engaged in the energy services businesses. Forsythe serves in various capacities (such as director, officer or manager) for the Forsythe Companies and other affiliated companies. The address of Forsythe and the Forsythe Companies is 1075 North Noel Avenue, Wheeling, Illinois, 60090.

     Fund I, Partners I, Fund II and Partners II (collectively, the "Fund Companies") are engaged in the business of investing in independent power projects and other non-regulated, non-utility power production and related facilities. The address of the Fund Companies is 200 Berkeley Street, 20th Floor, Boston, Massachusetts, 02116.

     The name, citizenship, business address, position and present principal occupation of Forsythe and of each of the executive officers and directors of Investors, Acquisition and Capital are as set forth in Schedule I to this
                                                       ----------
Statement.


     During the last five years, neither Forsythe nor, to the best knowledge of Forsythe, any of the Forsythe Companies or the Fund Companies, or any of the persons named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The aggregate purchase price for the shares of Common Stock owned by Fund I is $2,441,063. Of that amount, $547,810 was furnished from the working capital of Fund I. The remainder, $1,899,253, represents the deemed value of certain partnership interests formerly held by Fund I and transferred to Evergreen in exchange for Common Stock.

     The aggregate purchase price for the shares of Common Stock (including the Common Stock issuable upon conversion of the Preferred Stock) owned by Fund II is $6,788,944. Of that amount, $2,132,192 was furnished from the working capital of Fund II. The remainder, $4,656,752, represents the deemed value of certain partnership interests formerly held by Fund II and transferred to Evergreen in exchange for Common Stock.

Item 4.  Purpose of Transaction.
         -----------------------

     The Common Stock and Preferred Stock were acquired by the Funds for investment in the ordinary course of business. If Fund II converts the Preferred Stock into Common Stock, such

Common Stock issued upon conversion will be held for investment by Fund II. In addition, Fund II holds certain warrants to purchase shares of Common Stock, but the right to exercise the warrants has not vested as of the date of this Statement, and the determination of when the warrants will become exercisable is dependent upon the occurrence of certain events not in the control of Fund
II. The Reporting Persons do not believe that it is possible for the warrants to become exercisable within 60 days of the date of this Statement. Upon the vesting of the warrants, if Fund II exercises the warrants to purchase additional Common Stock, such shares will be held for investment.

     The Funds and Evergreen are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 14, 1996, relating to the circumstances under which Evergreen will agree to register certain Common Stock held by the Funds. The Funds may demand a registration of such Common Stock held by the Funds, or any portion of it, as early as January 1, 1997.

     In addition, pursuant to that certain Stock Purchase Agreement, dated as of August 1, 1994, by and among the Funds and Evergreen, the Funds were granted certain piggyback registration rights with respect to the aggregate 140,000 shares of Common Stock issued to the Funds pursuant to such agreement.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of the date of this Statement, Forsythe, through Capital, Acquisition, Investors, Partners I (as to Fund I) and Partners II (as to Fund
II), is the indirect beneficial owner of 1,389,638 shares of Common Stock, or 18.95% of such class of securities. The Common Stock is owned directly by Fund I and Fund II.

     Fund I is the direct beneficial owner of 364,500 shares of Common Stock, which represent 5.13% of the outstanding Common Stock.

     Fund II is the direct beneficial owner of 1,025,138 shares of Common Stock, which represent 13.98% of the outstanding Common Stock.

     The number of outstanding shares of Common Stock and the aggregate beneficial ownership percentages of Forsythe and each of the Funds is calculated based on public information disseminated by Evergreen.

     (b) Each of Fund I and Fund II has the power to vote with respect to the Common Stock, but no power to direct the disposition of the Common Stock without authorization of Partners I (as to Fund I) or Partners II (as to Fund II), each of which is controlled, indirectly, by Hancock's ultimate controlling entity and Forsythe. Accordingly, (i) Forsythe and the Forsythe Companies have shared voting and dispositive power with respect to 1,389,638 shares (18.95%) of the Common Stock, (ii) Fund I and Partners I have shared voting and dispositive power with respect to 364,500 shares (5.13%) of the Common Stock, and (iii) Fund II and Partners II have shared voting and dispositive power with respect to 1,025,138 shares (13.97%) of the Common Stock.

     (c) Pursuant to an Agreement for Acquisition of Limited Partnership Interests, dated as of August 14, 1996, by and among Fund I, Fund II and Evergreen (the "Acquisition Agreement"), Fund I purchased 285,774 shares of Common Stock from Evergreen in exchange for certain limited partnership interests in a partnership engaged in the business of coal-bed methane gas exploration, drilling and transportation for ultimate commercial sale. The price per share of Common Stock was $6.625. Pursuant to the Acquisition Agreement, Fund I purchased an additional 8,726 shares of Common Stock in exchange for a cash payment of $57,810. The price per share of Common Stock was $6.625. All other shares of Common Stock owned by Fund I were acquired for cash in August 1994.

     Pursuant to the Acquisition Agreement, Fund II purchased 702,906 shares of Common Stock from Evergreen in exchange for certain limited partnership interests in the same partnership described in the above paragraph. The deemed price per share of Common Stock was $6.625. Also pursuant to the Acquisition Agreement, Fund II purchased an additional 21,463 shares of Common Stock in exchange for a cash payment of $142,190. The price per share of the Common Stock was $6.625. All other shares of Common Stock owned by Fund II were acquired for cash in August 1994, and the Preferred Stock was acquired for cash in two equal installments, in December 1994 and July 1995.

     Other than the transactions described above, none of Forsythe, or, to the best knowledge of Forsythe, the Forsythe Companies or the Fund Companies, have effected any transactions in the Common Stock within the past 60 days.

     (d) No other person is known by Forsythe, the Forsythe Companies or the Fund Companies to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Funds, except for Hancock, with respect to which a separate filing is being made.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     Evergreen, Fund I and Fund II entered into the Registration Rights Agreement in connection with the acquisition of Common Stock by the Funds on August 14, 1996. Under the Registration Rights Agreement, either of the Funds may demand registration of its shares of Common Stock acquired pursuant to the Acquisition Agreement as early as January 1, 1997, but in any case not later than April 1, 1997. Under the August 1, 1994 Stock Purchase Agreement, the Funds have certain piggyback registration rights with respect to an aggregate 140,000 shares of Common Stock.

     Fund II may convert the Preferred Stock at a conversion price of $6.50, in exchange for 230,769 shares of Common Stock. A percentage of the Preferred Stock is subject to mandatory redemption annually beginning on December 31, 1999 and continuing through December 31, 2004, when all of the Preferred Stock acquired pursuant to the Acquisition Agreement must be converted by Fund II or redeemed by Evergreen.

     Fund II also holds certain Class B Warrants of Evergreen to purchase shares of Common Stock. The warrants will vest upon the occurrence of certain objectively determinable events relating to the redemption of the Preferred Stock. Evergreen has no obligation to vest the warrants until such events have occurred. The warrants will terminate if Fund II converts all of the Preferred Stock. Neither Fund II nor Partners II or the Forsythe Companies has made any determination as to whether Fund II will exercise such warrants if and when the warrants vest.

Item 7.    Material to Be Filed as Exhibits.
           ---------------------------------

     Schedule I, listing the name, citizenship, business address, position and present principal occupation of Forsythe and the executive officers and directors of Investors, Acquisition and Capital.

     Joint Filing Agreement, dated as of August 22, 1996, among Forsythe, the Forsythe Companies and the Fund Companies.

     Power of Attorney relating to Gerald F. DeNotto.

     Registration Rights Agreement, dated as of August 14, 1996, by and among Evergreen, Fund I and Fund II.

     Form of Class B Warrant.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.



Date:  August 26, 1996           /s/ Gerald F. DeNotto
                                 --------------------------------------------
                                 Gerald F. DeNotto, Authorized Representative
                                     for Gerald R. Forsythe

                             SCHEDULES AND EXHIBITS
                             ----------------------

                                                                   Page Number
                                                                   -----------

Schedule I: Schedule I, listing the name, citizenship, business address, position and present principal occupation of Forsythe and the executive officers and directors of Investors, Acquisition and Capital

Exhibit 1: Joint Filing Agreement, dated as of August 22, 1996, among Forsythe, the Forsythe Companies and the Fund
            Companies

Exhibit 2:  Power of Attorney relating to Gerald F. DeNotto

Exhibit 3:  Registration Rights Agreement, dated as of August 14,
            1996, by and among Evergreen, Fund I and Fund II.

Exhibit 4:  Form of Class B Warrant

                                   SCHEDULE I
                                   ----------

EIF Investors, Inc.
- -------------------

Executive Officers                            Principal Occupation
- ------------------                            --------------------
Gerald R. Forsythe, Chairman & CEO            Chairman of Indeck Energy Services, Inc.
John W. Salyer, President & COO               President of Indeck Capital, Inc.
William L. Felts, Senior Vice President and   Senior Vice President of Indeck Capital, Inc.
 Assistant Secretary
Michael J. Dubois, Vice President             Vice President of Indeck Capital, Inc.
William K. Wasnak, Vice President             Vice President of Indeck Capital, Inc.
Lawrence A. Lagowski, Treasurer               Chief Financial Officer and Senior Vice President, Indeck Energy Services, Inc.
Gerald F. DeNotto, Secretary                  Vice President and General Counsel, Indeck Energy Services, Inc.

Citizenship of Executive Officers:  United States (all officers)

Directors:   Gerald R. Forsythe, Chairman
             John W. Salyer

Citizenship of Directors:  United States (all directors)

Business address for all Executive Officers and Directors: 1075 No. Noel Avenue, Wheeling, Illinois, 60090.

Controlling Shareholder:  EIF Acquisition L.L.C.


EIF Acquisition L.L.C.
- ----------------------

Members:  Indeck Capital, Inc., a Delaware corporation
          North American Funding L.L.C., a Delaware limited liability company

Business address for all Members:  1075 No. Noel Avenue, Wheeling, Illinois,
60090.

Controlling Member:  Indeck Capital, Inc.

Indeck Capital, Inc.
- --------------------

Executive Officers                            Principal Occupation
- ------------------                            --------------------
Gerald R. Forsythe, Chairman & CEO            Chairman of Indeck Energy Services, Inc.
John W. Salyer, President & COO               President of Indeck Capital, Inc.
William L. Felts, Senior Vice President       Senior Vice President of Indeck Capital, Inc.
 and Assistant Secretary
Michael J. Dubois, Vice President             Vice President of Indeck Capital, Inc.
William K. Wasnak, Vice President             Vice President of Indeck Capital, Inc.
Lawrence A. Lagowski, Treasurer               Chief Financial Officer and Senior Vice President, Indeck Energy Services, Inc.
Gerald F. DeNotto, Secretary                  Vice President and General Counsel, Indeck Energy Services, Inc.

Citizenship of Executive Officers:  United States (all officers)

Directors:  Gerald R. Forsythe, Chairman
            John W. Salyer

Citizenship of Directors:  United States (all directors)

Business address for all Executive Officers and Directors: 1075 No. Noel Avenue, Wheeling, Illinois, 60090.

Controlling Shareholder:  Gerald R. Forsythe